UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General Information

Item A.1	Report for 03/19/2020.

Item A.2	CIK Number of registrant.

0000822977

Item A.3	EDGAR Series Identifier.

S000009258 (Goldman Sachs Financial Square Prime Obligations Fund)

Item A.4	Securities Act File Number.

33-17619

Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to question about this Form N-CR.

Julien Yoo

Part B: Default or event of insolvency of portfolio security issuer

Not Applicable.

Part C: Provision of financial support to fund

If an affiliated person, promoter, or principal underwriter of the fund, or an affiliated person of such a person, provides any form of financial support to the fund (including any (i) capital contribution, (ii) purchase of a security from the fund in reliance on § 270.17a-9, (iii) purchase of any defaulted or devalued security at par, (iv) execution of letter of credit or letter of indemnity, (v) capital support agreement (whether or not the fund ultimately received support), (vi) performance guarantee, or (vii) any other similar action reasonably intended to increase or stabilize the value or liquidity of the fund’s portfolio; excluding, however, any (i) routine waiver of fees or reimbursement of fund expenses, (ii) routine inter-fund lending (iii) routine inter-fund purchases of fund shares, or (iv) any action that would qualify as financial support as defined above, that the board of directors has otherwise determined not to be reasonably intended to increase or stabilize the value or liquidity of the fund’s portfolio), disclose the following information:

Item C.1	Description of nature of support.

Purchase of securities in reliance on Rule 17a-9.

Item C.2	Person providing support.

Goldman Sachs Bank USA.

Item C.3	Brief description of relationship between the person providing support and the fund.

Goldman Sachs Bank USA is an affiliate of the Fund’s investment adviser, Goldman Sachs Asset Management, L.P.

Item C.4	Date support provided.

03/19/2020

Item C.5	Amount of support.

Goldman Sachs Bank USA purchased $301,201,274 of securities from the Fund. The amount of support with respect to each of the purchased securities is provided in Item C.6 below.

Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).

Security (CUSIP)	Issuer / Issue	Purchase Price / Market Value	Total Purchase Amount
20272AN44	COMMONWEALTH BANK OF AUSTRALIA	$99.650737	$21,136,616.57
2332K4JY1	DNB BANK ASA	$99.837218	$39,985,689.42
60683BYZ0	MITSUBISHI UFJ TRUST AND BANKING CORPORATION	$99.866269	$29,962,006.03
60710AHR6	MIZUHO BANK, LTD-NEW YORK BRANCH	$99.838273	$39,950,160.79
60710AHZ8	MIZUHO BANK, LTD-NEW YORK BRANCH	$99.969372	$39,991,547.16
63873N2A8	NATIXIS-NEW YORK BRANCH	$99.999639	$25,017,271.73
65558TUZ6	NORDEA BANK ABP-NEW YORK BRANCH	$100.237058	$65,219,521.03
83050PCF4	SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)	$99.846153	$39,938,461.20

Item C.7	Value of security supported on date support was initiated (if applicable).

Information with respect to the value of each of the purchased securities is provided in Item C.6 above.

Item C.8	Brief description of reason for support.

Response to be filed in subsequent amendment.

Item C.9	Term of support.

Response to be filed in subsequent amendment.

Item C.10	Brief description of any contractual restrictions relating to support.

Response to be filed in subsequent amendment.

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable.

Part E: Imposition of liquidity fee

Not Applicable.

Part F: Suspension of fund redemptions

Not Applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable.

Part H: Optional disclosure

The purchases reported herein were made in reliance on Rule 17a-9 and Investment Company Institute, SEC No-Action Letter (pub. avail. March 19, 2020).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Goldman Sachs Trust
(Registrant)

Date: March 20, 2020

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary